Exhibit F-12

November 15, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Conectiv (File No. 70-9095)

Ladies and Gentlemen:

As Assistant General Counsel for Conectiv, a Delaware corporation ("Conectiv"), I have acted as counsel to the Applicants (as defined below) with respect to the matters described in the Application-Declaration on Form U-1 (File No. 70-9095) (the "Application"), as amended by Pre-Effective Amendment Nos. 1 through 3 and Post-Effective Amendment Nos. 1 through 22, of the Applicants filed with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935 (the "Act"). The Application was filed jointly by Conectiv and, in one or more of the original Application and amendments thereto, its direct and indirect subsidiaries that were signatories thereto (collectively, "Applicants").

The Application sought authorizations related to certain financing transactions described therein and in the amendments thereto (collectively, the "Transactions"). The Commission issued orders related to the Application dated February 26, 1998, August 21, 1998, September 28, 1998, October 21, 1998, November 13, 1998, December 14, 1999, June 29, 2000, August 17, 2000, June 7, 2001, March 22, 2002 and April 22, 2002 (the "Orders"). The Applicants have completed various Transactions pursuant to the Application and the Orders and now wish to close out File No. 70-9095.

I am a member of the bar of the State of Delaware, the state in which many of the Applicants are formed or incorporated or qualified to do business. I do not hold myself out as an expert in the laws of any state other than Delaware, although I have consulted and will consult with counsel to Conectiv and its subsidiaries who are experts in the laws of those jurisdictions other than Delaware where some of the Applicants are formed or incorporated or qualified to do business. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained by Conectiv who are a members of the bar of the States of Virginia and New Jersey, where Conectiv's operating utilities, Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company are incorporated, respectively (DPL also is incorporated in Delaware).

In connection with this opinion, I or attorneys in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of Conectiv and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have relied, when relevant facts were not independently established, upon statements contained in the Application, as amended.

Based on the foregoing, and subject to the conditions set forth herein, I am of the opinion that:

1.	All state laws applicable to the Transactions have been complied with; and
2.	Each of the Applicants involved in a particular Transaction was, at the time of the applicable Transaction, duly formed or incorporated under the laws of the jurisdiction in which it is domiciled; and
3.	The consummation of the Transactions did not violate the legal rights of the holders of any securities issued by any Applicant or any associate company thereof; and
4.	The Transactions have been carried out in accordance with the Application, as amended, and the Orders.
I hereby consent to the filing of this opinion together with the Certificate of Conectiv filed pursuant to Rule 24. Very truly yours, /s/ Christie Day Cannon Christie Day Cannon